Exhibit 99.1



Alcon Shareholders Approve Increased Dividend and Elect New Members to the Board

HÜNENBERG, Switzerland – May 6, 2008 – Alcon, Inc., (NYSE: ACL) announced the following actions were taken by shareholders at the company's Annual General Meeting of Shareholders held today in Zug, Switzerland:

- Approved a dividend of 2.63 Swiss francs per share to be paid on May 22, 2008 to shareholders of record on May 12, 2008 (U.S. dollar equivalent of $2.51 per share based on exchange rates in effect today).
- Re-elected Thomas G. Plaskett, Paul Polman and Cary R. Rayment to the Board of Directors for three-year terms of office.
- Elected Paul Bulcke as a new member of the Board of Directors for a one-year term of office.
- Elected James Singh and Dr. Daniel Vasella as new members of the Board of Directors for three-year terms of office, subject to and with effect as of the closing of the sale of (at least) 74 million shares of Alcon, Inc. by Nestlé S.A. to Novartis AG.
- Approved the cancellation of 7,657,400 shares, at CHF 0.20 par value per share, which have been repurchased by Alcon, Inc. and that, as a result, the share capital of Alcon, Inc. will be reduced from CHF 62,347,145.60 to CHF 60,815,665.60. Subject to fulfillment of certain formal Swiss law requirements, the cancellation is expected to become effective in July or August 2008.

The company also announced that its Board of Directors re-elected Cary Rayment as its chairman and re-elected Francisco Castañer as its vice-chairman in a Board meeting that followed the completion of the Annual General Meeting of Shareholders. As previously announced by the company, Joseph Weller retired from the Board of Directors for personal reasons. Mr. Weller was elected to Alcon's Board of Directors in 2006 and contributed greatly to Alcon's strategic business and financial direction during his tenure. Alcon extends its thanks and appreciation to him for his counsel and contributions to the company's success.

Paul Bulcke, who replaces Joseph Weller on the Board, is also a member of the Board of Directors of Alcon's majority shareholder, Nestlé S.A. and serves as Nestlé's chief executive officer. He was elected to Nestlé's Board and appointed to his position on April 10, 2008. Mr. Bulcke has had a long and distinguished career within the Nestlé group since 1979, where he advanced through the sales and marketing divisions and then into regional executive management. Most recently, Mr. Bulcke was Executive Vice President and Director for Zone Americas in addition to serving as Co-Chairman of Beverage Partners Worldwide S.A. and Co-Chairman of the Supervisory Board of Cereal Partners Worldwide. Mr. Bulcke graduated from the University of Leuven as a Commercial Engineer and obtained his post graduate in Management at the University of Gent in Belgium.

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Mr. Singh was appointed Executive Vice President and Chief Financial Officer of Nestlé S.A. in 2008. Prior to this appointment, Mr. Singh was Senior Vice President, Acquisitions and Business Development of Nestlé S.A. during which period he was, amongst others, involved in Alcon's initial public offering in 2002. Mr. Singh has been with Nestlé for more than 30 years. Mr. Singh graduated from the University of Guyana and received his masters in business administration from the University of Windsor, Canada.

Dr. Vasella has served as the Chief Executive Officer of the Novartis Group and as executive member of the Board of Directors of Novartis AG since 1996. In 1999, he additionally was appointed Chairman of the Board of Directors of Novartis AG. Prior to his appointment in 1996, he held a number of positions at Sandoz Pharmaceutical Corporation, including the position of Chief Executive Officer. He graduated with an M.D. from the University of Bern.

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About Alcon
Alcon, Inc. is the world's leading eye care company with sales of $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for more than 60 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the company's web site at www.alcon.com.

Doug MacHatton
Vice President, Investor Relations and Corporate Communications
817-551-8974
doug.machatton@alconlabs.com

www.alcon.com